Exhibit 5.1

Paris, September 10, 2024

TotalEnergies SE

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

TotalEnergies Capital

2, place Jean Millier

La Défense 6

92400 Courbevoie

France

Dear Ladies and Gentlemen:

In connection with the registration under the Securities Act of 1933, as amended (the “Act”), of $750,000,000 principal amount of 4.724% notes due 2034 (the “2034 Notes”), $1,000,000,000 principal amount of 5.275% notes due 2054 (the “2054 Notes”) and $1,250,000,000 principal amount of 5.425% notes due 2064 (the “2064 Notes”, and together with the 2034 Notes and the 2054 Notes, the “Notes”) of TotalEnergies Capital, a société anonyme organized under the laws of the Republic of France (“TotalEnergies Capital”) and the related guarantees of the Notes (the “Guarantees”) by TotalEnergies SE, a société européenne organized under the laws of the Republic of France (“TotalEnergies”), I, as General Counsel of TotalEnergies, have examined such corporate records, certificates and other documents and such questions of law as I have considered necessary or appropriate for the purposes of this opinion. The Notes are being issued under the base indenture dated as of October 2, 2009, as amended by the first supplemental indenture, dated as of October 11, 2018, the second supplemental indenture dated as of July 22, 2020, the third supplemental indenture dated as of June 17, 2021, the fourth supplemental indenture dated as of April 5, 2024 and the fifth supplemental indenture dated as of September 10, 2024 (the “Indenture”), between TotalEnergies Capital, TotalEnergies and The Bank of New York Mellon, acting through its London Branch, as trustee.

Upon the basis of such examination, I advise you that, in my opinion:

1.	TotalEnergies Capital is a société anonyme duly incorporated and validly existing under the laws of the Republic of France;

2.	TotalEnergies is a société européenne duly incorporated and validly existing under the laws of the Republic of France;

3.	the Notes being issued have been duly authorized and validly executed in accordance with a valid resolution of the board of directors of TotalEnergies Capital;

4.	the Indenture has been duly authorized and validly executed by each of TotalEnergies Capital and TotalEnergies in accordance with a valid resolution of the board of directors of TotalEnergies Capital and TotalEnergies, respectively; and

5.	the Guarantees have been duly authorized and validly executed by TotalEnergies in accordance with a valid resolution of the board of directors of TotalEnergies.

The foregoing opinion is limited to the laws of the Republic of France in force on this date and I am expressing no opinion as to the effect of the laws of any other jurisdiction. I understand you are relying as to all matters governed by the laws of the State of New York upon the opinion dated the date hereof of Matthew Clayton, Legal Director, Projects & Corporate Counsel of TotalEnergies, which opinion is being delivered to you by such counsel.

I hereby consent to the filing of this opinion as an exhibit to the Registration Statement relating to the Notes and the Guarantees and to the references to me under the caption “Validity of Securities” in the Prospectus included therein. In giving such consent I do not thereby admit that I am within the category of persons whose consent is required under Section 7 of the Act.

Very truly yours,
/s/ Nolwenn Delaunay
Nolwenn Delaunay
General Counsel, TotalEnergies